SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   For the Fiscal Year Ended December 31, 1996

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission file number: 1-6701

        Full title of the Plan: Providian Corporation Thrift Savings Plan

           Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Providian Corporation
                                Providian Center

                             400 West Market Street
                           Louisville, Kentucky 40202

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

PROVIDIAN CORPORATION

/S/ ROGER L. SMITH

ROGER L. SMITH
PLAN ADMINISTRATOR

June 20, 1997

  Audited Financial Statements and Schedules

  PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

  Years ended December 31, 1996 and 1995

  Audited Financial Statements

  Report of Independent Auditors                                              1
  Statements of Net Assets Available for Benefits with Fund Information       2
  Statements of Changes in Net Assets Available
    for Benefits with Fund Information                                        4
  Notes to Financial Statements                                               6




  Schedules

  Line 27a - Schedule of Assets Held for Investment Purposes                 14
  Line 27d - Schedule of Reportable Transactions                             16

                                    REPORT OF INDEPENDENT AUDITORS

  Plan Administrator

  Providian Corporation Thrift Savings Plan

  We have audited the accompanying statements of net assets available for benefits with fund information of Providian Corporation Thrift Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the financial statements is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ERNST & YOUNG LLP
  Louisville, Kentucky
  June 20, 1997

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
PROVIDIAN CORPORATION THRIFT SAVINGS PLAN
December 31, 1996
                                                                                                                         Merrill
                                                            Providian                                                     Lynch
                                                            Short Term      Providian     Providian        Global       Corporate
                                             Total            Stock        Equity Inde   Stable Value    Allocation        Bond
                                             Funds            Fund             Fund          Fund           Fund           Fund
                                      ----------------  ----------------- ------------- -------------  -------------  ------------

ASSETS
Investments:
  Providian Corporation common stock       $114,801,945   $114,801,945
  Guaranteed interest contracts              64,995,821                                 $ 64,995,821
  Investments in registered mutual funds     54,979,274                  $ 24,428,062      3,199,746     $2,652,475     $2,712,529
  Temporary investments                       1,087,273                     1,087,273
  Loans receivable from participants          5,455,885
                                           ------------   ------------   ------------   ------------   ------------   ------------
                                            241,320,198    114,801,945     25,515,335     68,195,567      2,652,475      2,712,529

Cash                                            595,586        318,714         52,676        140,972          5,367          5,367
Accrued income on investments                    67,203         32,861          7,258         19,422            739            739
Contributions receivable from
  participating employers                     1,595,882        780,385        172,355        461,209         17,555         17,555
Miscellaneous receivable                         64,537         31,558          6,970         18,651            710            710

                                           ============   ============   ============   ============   ============   ============
NET ASSETS AVAILABLE FOR BENEFITS          $243,643,406   $115,965,463   $ 25,754,594   $ 68,835,821   $  2,676,846   $  2,736,900
                                          ============   ============   ============   ============   ============   ============

                                             Merrill    Merrill   Merrill       Merrill        Fidelity
                                              Lynch      Lynch     Lynch         Lynch         Advisor     Delaware
                                              Basic      Asset     Asset         Growth         Group      Templeton
                                              Value      Income   Growth      Opportunities     Trend       Foreign         Loan
                                              Fund       Fund      Fund           Fund          Fund          Fund          Fund
                                          ------------ ---------- ----------   ------------ ------------- ------------  ------------

ASSETS
Investments:
  Providian Corporation common stock
  Guaranteed interest contracts
  Investments in registered mutual fund  $  4,354,859 $ 755,730  $ 487,851  $  8,323,416   $ 3,234,911   $ 4,829,695
  Temporary investments
  Loans receivable from participants                                                                                   $  5,455,885
                                         ------------ ---------  ---------  ------------   -----------   -----------   ------------
                                            4,354,859   755,730    487,851     8,323,416     3,234,911     4,829,695      5,455,885

Cash                                            8,780     1,462        969        17,072         6,829         9,756         27,622
Accrued income on investments                   1,210       202        135         2,352           941         1,344
Contributions receivable from
  participating employers                      28,726     4,788      3,193        55,856        22,342        31,918
Miscellaneous receivable                        1,162       194        128         2,259           904         1,291

                                         ============ =========  =========  ============   ===========   ===========   ============
NET ASSETS AVAILABLE FOR BENEFITS        $  4,394,737 $ 762,376  $ 492,276  $  8,400,955   $ 3,265,927   $ 4,874,004   $  5,483,507
                                         ============ =========  =========  ============   ===========   ===========   ============

See notes to financial statements.


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
PROVIDIAN CORPORATION THRIFT SAVINGS PLAN
December 31, 1995
                                                                                                     Merrill        Merrill
                                                                                                      Lynch          Lynch
                                                        Providian       Providian      Providian     Global        Corporate
                                             Total        Stock       Equity Index   Stable Value  Allocation        Bond
                                             Funds         Fund           Fund           Fund         Fund           Fund
                                        -------------  -------------  -------------- ------------ -------------- -----------

ASSETS
Investments:
  Providian Corporation common stock       $ 98,569,116   $98,569,116
  Guaranteed interest contracts              64,679,453                             $64,679,453
  Investments in registered mutual funds     41,148,644                $18,956,054    4,236,440   $1,280,546    $2,825,679
  Temporary investments                         791,432                    791,432
  Loans receivable from participants          5,420,225
                                           ------------   -----------  -----------   -----------   ----------   -----------
                                            210,608,870    98,569,116  19,747,486    68,915,893    1,280,546     2,825,679

Cash                                            115,052        55,068      11,018        38,560          689         1,606
Accrued income on investments                    44,211        21,221       4,244        14,855          265           619
Contributions receivable from
  participating employers                     1,517,015       728,167     145,633       509,717        9,103        21,238
Contributions receivable from
  participating employees                       326,322       131,826      26,365        92,278        1,648         3,845
Miscellaneous receivable                         26,560        12,749       2,550         8,924          159           372
                                           ------------   ----------- -----------   -----------   ----------   -----------
                                            212,638,030    99,518,147  19,937,296    69,580,227    1,292,410     2,853,359

LIABILITIES
Miscellaneous payable                               309

                                           ============   =========== ===========   ===========   ==========   ===========
NET ASSETS AVAILABLE FOR BENEFITS          $212,637,721   $99,518,147 $19,937,296   $69,580,227   $1,292,410   $ 2,853,359
                                           ============   =========== ===========   ===========   ==========   ===========

See notes to financial statements.

                                             Merrill     Merrill     Merrill       Fidelity
                                              Lynch       Lynch       Lynch        Advisor       Delaware
                                              Basic       Asset       Asset         Growth        Group     Templeton
                                              Value       Income      Growth     Opportunities    Trend      Foreign      Loan
                                              Fund         Fund        Fund          Fund          Fund        Fund       Fund
                                          ------------ ---------- ------------- ------------- ----------- ------------- ----------

ASSETS
Investments:
  Providian Corporation common stock
  Guaranteed interest contracts
  Investments in registered mutual funds  $2,424,517   $  785,950   $  386,121   $5,240,511   $1,480,781   $3,532,045
  Temporary investments
  Loans receivable from participants                                                                                   $ 5,420,225
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                           2,424,517      785,950      386,121    5,240,511    1,480,781    3,532,045    5,420,225

Cash                                           1,378          459          226        2,984          804        1,951          309
Accrued income on investments                    531          177           89        1,149          309          752
Contributions receivable from
  participating employers                     18,204        6,068        3,035       39,442       10,619       25,789
Contributions receivable from
  participating employees                      3,296        1,099          548        7,141        1,922        4,669       51,685
Miscellaneous receivable                         319          106           52          691          186          452
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                           2,448,245      793,859      390,071    5,291,918    1,494,621    3,565,658    5,472,219

LIABILITIES
Miscellaneous payable                                                                                                          309

                                         ===========   ==========   ==========   ==========   ==========   ==========   ==========
NET ASSETS AVAILABLE FOR BENEFITS         $2,448,245   $  793,859   $  390,071   $5,291,918   $1,494,621   $3,565,658   $5,471,910
                                         ===========   ==========   ==========   ==========   ==========   ==========   ==========

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
PROVIDIAN CORPORATION THRIFT SAVINGS PLAN
For the Year Ended December 31, 1996

                                                                                                          Merrill       Merrill
                                                             Providian                                    Lynch          Lynch
                                                            Short Term    Providian      Providian        Global       Corporate
                                                Total          Stock     Equity Index   Stable Value     Allocation       Bond
                                                Funds          Fund         Fund           Fund            Fund           Fund
                                            -------------- ------------- ------------- --------------  -------------  ------------

Investment income:
  Dividends                                    $ 3,395,687   $ 1,816,830                                 $237,414      $ 186,400
  Interest and other                             4,300,136      (382,255) $    55,941    $ 4,569,974        3,310          4,247
Net appreciation (depreciation) in
  fair value of investments                     30,455,459    24,097,398    4,895,143            547       50,133       (132,178)
Contributions from participating employers       5,578,333     4,210,055      140,369        961,648       23,917         24,404
Contributions from participating employees      11,394,281     4,669,158    1,500,174      2,495,203      246,625        215,086
                                              ------------- ------------ ------------    -----------    -----------    -----------
                                                55,123,896    34,411,186    6,591,627      8,027,372       561,399        297,959

Distributions from the plan, net               (23,982,402)  (10,261,475) (2,161,795)    (8,622,521)      (69,296)      (428,758)
Administrative expenses                           (135,809)      (46,379)     (6,117)       (76,170)         (547)          (677)
Net participant transfers between funds                       (7,656,016)   1,393,583       (73,087)       892,880         15,017
                                              ------------- ------------ ------------    -----------    -----------    -----------
                                               (24,118,211)  (17,963,870)    (774,329)    (8,771,778)      823,037       (414,418)

NET INCREASE (DECREASE)                         31,005,685   16,447,316     5,817,298       (744,406)    1,384,436       (116,459)

 Net assets available for
  benefits at beginning of year                212,637,721   99,518,147    19,937,296     69,580,227     1,292,410      2,853,359
                                              ------------- ------------  ------------   -----------    -----------    -----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                    $ 243,643,406 $ 115,965,463 $ 25,754,594   $ 68,835,821    $ 2,676,846   $ 2,736,900
                                             =============  ============  ============    ===========   ===========   ===========

                                              Merrill    Merrill     Merrill     Fidelity
                                               Lynch      Lynch       Lynch      Advisor      Delaware
                                               Basic      Asset       Asset       Growth       Group     Templeton
                                                Value      Income     Growth    Opportunities   Trend      Foreign        Loan
                                               Fund        Fund       Fund         Fund         Fund       Fund           Fund
                                           ----------- ------------ ---------- ------------- ------------------------ -------------

Investment income:
  Dividends                                 $ 252,609    $ 38,808   $  7,227    $ 445,043   $ 213,352   $ 198,004
  Interest and other                            6,795         995       2,795       20,789       7,421      10,124
Net appreciation (depreciation) in
  fair value of investments                   289,190      (7,316)     49,802      713,096        (413)    500,057
Contributions from participating employers     46,593      10,267       9,819       88,739       12,982     49,540
Contributions from participating employees    349,301      53,037     143,276      807,092      406,772    508,557
                                            ----------  ----------- -----------  -----------  ----------  ----------   ----------
                                              944,488      95,791     212,919    2,074,759      640,114  1,266,282

Distributions from the plan, net             (412,455)   (103,454)    (29,728)    (521,327)    (156,699)  (425,230)    $ (789,664)
Administrative expenses                          (881)       (214)       (239)      (2,581)        (931)    (1,073)
Net participant transfers between funds      1,415,340    (23,606)    (80,747)   1,558,186     1,288,822   468,367        801,261
                                             ---------   ----------  ---------- -----------  ----------- ----------     ----------
                                             1,002,004    (127,274)   (110,714)   1,034,278    1,131,192    42,064         11,597

NET INCREASE (DECREASE)                      1,946,492     (31,483)    102,205    3,109,037    1,771,306  1,308,346        11,597

 Net assets available for
  benefits at beginning of year              2,448,245     793,859     390,071    5,291,918    1,494,621   3,565,658     5,471,910
                                             ---------   ----------  ----------   -----------  ---------   ----------   ----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                  $ 4,394,737 $   762,376 $   492,276  $ 8,400,955  $ 3,265,927 $ 4,874,004    $5,483,507
                                            ==========  =========== ===========  ===========  ==========  ==========    ==========

See notes to financial statements.


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
PROVIDIAN CORPORATION THRIFT SAVINGS PLAN
For the Year Ended December 31, 1995

                                                                                                        Merrill        Merrill
                                                                                                         Lynch          Lynch
                                                               Providian  Providian      Providian       Global       Corporate
                                                 Total           Stock   Equity Index   Stable Value    Allocation       Bond
                                                 Funds            Fund       Fund           Fund          Fund          Fund
                                            --------------- ----------- ------------- -------------- ------------- --------------

Investment income:
  Dividends                                  $   3,004,265  $  2,219,398                               $  102,584   $    120,615
  Interest and other                             5,406,608       236,280  $  48,343     $ 5,087,591         2,061          3,114
Net appreciation in fair value of investments   31,407,551    24,085,046   5,378,001                      134,735        185,607
Contributions from participating employers       5,913,749     5,049,502     151,433        570,192         9,882         21,784
Contributions from participating employees      11,533,139     5,143,847   1,349,290      3,182,621       175,183        143,413
                                              -------------  ------------ -----------   ------------    -----------    ----------
                                                57,265,312    36,734,073   6,927,067      8,840,404       424,445        474,533

Distributions from the plan, net               (21,793,017)   (9,080,653) (1,401,621)    (9,294,753)     (132,132)       (88,092)
Administrative expenses                           (342,897)     (200,237)     (6,055)      (132,272)         (378)          (409)
Net participant transfers between fun                         (5,273,904)    431,765     (1,452,598)       (8,726)     1,271,637
                                              -------------  ------------ -----------   ------------   -----------    -----------
                                               (22,135,914)  (14,554,794)   (975,911)   (10,879,623)     (141,236)     1,183,136

NET INCREASE (DECREASE)                         35,129,398    22,179,279    5,951,156    (2,039,219)      283,209      1,657,669

Net assets available for
  benefits at beginning of year                177,508,323    77,338,868    13,986,140    71,619,446    1,009,201      1,195,690
                                              -------------  ------------ ------------   -----------  -----------    -----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                    $ 212,637,721  $ 99,518,147  $ 19,937,296   $ 69,580,227 $ 1,292,410    $ 2,853,359
                                              =============  ============ ============   ============ ============   ===========

See notes to financial statements.

                                                 Merrill      Merrill   Merrill     Fidelity
                                                  Lynch        Lynch     Lynch      Advisor      Delaware
                                                  Basic        Asset     Asset      Growth         Group      Templeton
                                                  Value       Income    Growth   Opportunities     Trend       Foreign       Loan
                                                  Fund         Fund      Fund        Fund          Fund         Fund         Fund
                                            --------------- ---------------------------------- ----------- -------------- ----------
Investment income:
  Dividends                                    $    96,799  $ 41,897 $   8,775  $  127,877    $   67,354  $   218,966
  Interest and other                                 3,586     1,188     1,459      11,474         2,853       8,659
Net appreciation in fair value of investments      290,431    53,989    18,490     894,030       274,974      92,248
Contributions from participating employers          19,613     6,853     3,393      41,963        11,254      27,880
Contributions from participating employees         181,894    54,142   131,825     557,981       156,930     446,213         9,800
                                                 ----------- -------  ---------  -----------   ----------   ------------  ----------
                                                   592,323   158,069   163,942   1,633,325       513,365     793,966         9,800

Distributions from the plan, net                  (228,485)  (36,902)  (28,921)   (323,452)     (200,303)   (212,275)     (765,428)
Administrative expenses                               (476)     (213)     (236)     (1,329)         (358)       (934)
Net participant transfers between fun            1,223,127   172,073  (156,590)  1,436,661       593,013      531,313     1,232,229
                                                -----------  -------  ---------  ----------    ----------  ------------- ----------
                                                   994,166   134,958  (185,747)  1,111,880       392,352      318,104       466,801

NET INCREASE (DECREASE)                          1,586,489   293,027   (21,805)  2,745,205       905,717    1,112,070       476,601

Net assets available for
  benefits at beginning of year                    861,756   500,832   411,876   2,546,713       588,904    2,453,588     4,995,309
                                               -----------  -------- ---------  ----------    ----------  -------------  ----------

NET ASSETS AVAILABLE FOR
  BENEFITS AT END OF YEAR                      $ 2,448,245  $793,859 $ 390,071  $5,291,918    $1,494,621    3,565,658    $5,471,910
                                               ===========  ======== =========  ==========    ==========  =============   ==========

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

For the Years Ended December 31, 1996 and 1995

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Providian Corporation Thrift Savings Plan (the
Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering each employee of Providian Corporation (Providian) or a participating subsidiary as soon as administratively feasible following completion of one year of service. The Plan is funded on a current basis with contributions from participants and their employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On June 10, 1997, Providian completed the Plan and Agreement of Merger and Reorganization (the "Merger Agreement") with AEGON N.V. ("AEGON") and LT Merger Corp., a wholly owned subsidiary of AEGON ("Merger Sub"), pursuant to which Merger Sub was merged with and into Providian. Immediately prior to the closing of the merger, Providian spun-off its banking operation as a separate company, Providian Financial Corporation, to Providian shareholders (the "Distribution"). For each share of Providian stock owned, shareholders receive as a dividend one share of Providian Financial Corporation in the Distribution. Pursuant to the merger agreement, among other things, (a) Providian is the surviving corporation in the merger and a wholly owned subsidiary of AEGON, and (b) each shareholder of Providian receives .434417 of one common share of AEGON in exchange for each share of Providian's common stock.

In connection with this merger and distribution, an AEGON Stock Fund and a Providian Financial Corporation Stock Fund were established to receive the shares exchanged and distributed related to shares held in the Providian Short Term Stock Fund. Participants will have the option to move funds out of, but not into, these two new funds. The Providian Financial Corporation Stock Fund will cease to be an investment fund at a date yet to be determined by the Plan's management. Any funds remaining in the Providian Financial Corporation Stock Fund at that time will automatically be converted to other funds.

CONTRIBUTIONS

Participants may elect to contribute an amount not less than 1% nor more than 15% of their earnings. Participants' contributions can be made on a pre-tax or after-tax basis or a combination of both. Rollovers from other qualified plans are permitted. The employer match, up to the first 6% of participants' contributions, was at the following rates for 1996 and 1995:

     55%  of eligible contributions invested in the Providian Stock Fund

     50% of eligible contributions invested in any other investment fund provided for in the Plan

Effective June 6, 1997, the Plan was amended to provide for an employer match, up to the first 6% of participants' contributions, of 55% of all eligible contributions.

In addition to the employer matching contributions noted above, participants in the Providian Life and Health Insurance Retirement Account are entitled to receive a contribution based upon a percentage of eligible compensation (4.0% in 1996 and 1995). As a result of this provision, employer contributions of $1,479,603 and $1,405,584 were recorded in 1996 and 1995, respectively.

Under the Tax Reform Act of 1986, the Plan is subject to a nondiscrimination test which limits the contribution rate of certain highly compensated employees. The Plan is operated in compliance with the nondiscrimination limitations.

INVESTMENT OPTIONS

During 1996 and 1995, all employers' contributions were made to an employer contribution account in the Providian Short Term Stock Fund (the Providian Stock Fund prior to September 1, 1996), except for participants who are at least 55 years of age, who are eligible to invest the employer contributions in any fund. Additionally, upon reaching age 55, participants may transfer their account balance from the Providian Short Term Stock Fund to any other fund. A proportionate share of the net increase or decrease resulting from investment income and net appreciation or depreciation in investments in each fund is allocated to each participant on the valuation date.

Effective June 6, 1997, the Plan was amended and the requirement that a participant attain the age of 55 to be eligible to invest employer contributions in any fund was eliminated.

Plan Assets are administered in the following eleven separate funds:

PROVIDIAN SHORT TERM STOCK FUND (FORMERLY THE PROVIDIAN STOCK FUND): Invests primarily in shares of Providian stock. Effective September 1, 1996, the former Providian Stock Fund was restructured to include an employee stock ownership plan (ESOP) holding Providian common stock. Under the ESOP arrangement, direct cash payments of quarterly dividends are made to participants on shares of Providian stock in the participant's account (except in certain limited circumstances).

This fund was renamed the Providian Short Term Stock Fund because investments are held in cash temporarily pending purchase of Providian common stock under the Providian ESOP arrangement.

Effective June 6, 1997, the Plan was amended and the ESOP arrangement was eliminated.

     PROVIDIAN EQUITY INDEX FUND: Invests primarily in futures, options, short-term investments, and other securities with the objective of closely matching the performance of the Standard & Poor's 500 Common Stock Index.

     PROVIDIAN STABLE VALUE FUND: Invests primarily in a synthetic guaranteed interest contract (GIC), the underlying assets of which consist of a portfolio of intermediate-term bonds with an average credit quality of AA. The fund also invests in intermediate and/or short-term floating rate GICs and a short-term money market fund.

     MERRILL LYNCH GLOBAL ALLOCATION FUND: Invests in a portfolio of U.S. and foreign equity, debt and money market securities.

     MERRILL LYNCH CORPORATE BOND FUND - INVESTMENT GRADE PORTFOLIO: Invests in long-term corporate bonds rated A or better by a nationally recognized rating agency.


     MERRILL LYNCH BASIC VALUE FUND: Invests solely in high-quality common stocks that provide high current income and a low level of volatility relative to the markets.


     MERRILL LYNCH ASSET INCOME FUND: Invests approximately 65% of the funds in fixed-income instruments.

     MERRILL LYNCH ASSET GROWTH FUND: Invests a minimum of 65% in equity instruments. The balance is invested in debt and money market securities.


     FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND: Invests primarily in common stocks and securities convertible into common stocks inside the United States.

     DELAWARE GROUP TREND FUND: Invests primarily in common stocks and securities convertible into common stocks of emerging and other growth-oriented companies.

     TEMPLETON FOREIGN FUND: Invests primarily in stocks and debt instruments of companies and governments outside the United States.

WITHDRAWALS

A participant may withdraw all or part of his or her after tax and/or employer contribution account in cash once during any calendar year. A participant with less than 5 years participation in the Plan may not withdraw any amounts contributed by an employer within the two year period immediately preceding the date of withdrawal.

LOANS RECEIVABLE FROM PARTICIPANTS

Within certain pre-defined criteria, Plan participants may borrow from $1,000 to the lesser of (i) $50,000, (ii) 50% of the vested portion of the participant's individual account, or (iii) 100% of the participant's pre-tax contribution account from their respective pre-tax accounts. Loan repayment terms cannot exceed five years. The fixed interest rate on a loan is the prime rate as published in the WALL STREET JOURNAL on the last business day of the preceding month plus 1%.

VESTING

A participant or his or her beneficiary is entitled to receive the participant's full interest in the Plan upon the earlier of the participant's retirement at age 65 or older, death or medical disability. For any other type of termination, the participant is entitled to receive the value of his or her contribution account as of the valuation date coincident with, or next following, termination of employment and the vested interest in his or her employer contribution account determined on the basis of years of service with the employer as follows:

                                                Vested Percentage of

      Years of Service                      Employer Contribution Account

-----------------------------       --------------------------------------------
        Less than 2                                       0%
     2 but less than 3                                   15%
     3 but less than 4                                   35%
     4 but less than 5                                   65%
      5 years or more                                   100%

At a minimum, the participant is entitled to receive his or her contributions to the Plan, without interest.

The value of the nonvested portion of the employer contribution account forfeited by a participant who terminates from the Plan is held until five consecutive one-year breaks in service have expired or the participant receives, or is deemed to receive, a lump sum distribution from the participant's individual account. Any forfeitures attributable to the employer contribution account shall be used first to pay for any forfeitures which are to be restored pursuant to a participant being reinstated into the Plan and then to pay Plan administrative expenses. Remaining forfeitures can be used to reduce future employer contributions.

PLAN TERMINATION

Although the employers intend to continue the Plan, they have the right to terminate the Plan or to temporarily suspend or permanently discontinue contributions at any time. In the event of termination or discontinuance of contributions, all rights and interests of the participants shall become fully vested and nonforfeitable. In no event will the assets of the Plan revert to the employer or be used or applied for any purpose other than the exclusive benefit of participants and their beneficiaries or costs of administration.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles
(GAAP). The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS - CONTINUED

--------------------------------------------------------------------------------

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Shares of registered mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed interest contracts with Commonwealth Life Insurance Company (Commonwealth) and Peoples Security Life Insurance Company (Peoples Security), subsidiaries of Providian, are stated at cost plus accrued interest (contract value) which approximates fair value. Temporary investments are stated at current market value which approximates cost. Loans receivable from participants are carried at unpaid principal balances. The Plan presents in the statement of changes in net assets available for benefits with fund information, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The daily change in market value of futures contracts is included in net appreciation (depreciation) in fair value of investments. Margin requirements on futures contracts, equal to the change in market value, usually are settled on a daily basis.

Merrill Lynch Trust Company, Trustee of the Plan (Trustee), in accordance with the Trust Agreement, has exclusive authority and discretion to manage and control the trust funds, except Providian Capital Management, Inc., a subsidiary of Providian, serves as the investment manager for the Providian Equity Index Fund.

The Trustee accounts for loans receivable as a separate fund. Accordingly, such loans and related activity are shown as a separate fund (Loan Fund) in the accompanying financial statements. Distributions from the Loan Fund represent withdrawals from the Plan which are used to repay a participant's note. All other normal borrowings and payments, including interest charged on outstanding loans, are reflected in fund transfers.

The Plan does not report requested distributions from the Plan that have not yet been paid as a liability in the Statements of Net Assets Available for Benefits with Fund Information or as a distribution from the Plan in the Statements of Changes in Net Assets Available for Benefits with Fund Information. Such amounts are not deducted from the Plan's net assets available for benefits until paid. However, for presentation in Form 5500, the Department of Labor (DOL) continues to require such amounts to be included in liabilities and distributions from the Plan. Using the DOL prescribed method, accounts and other payables in Form 5500 were $531,714 and $105,106 at December 31, 1996 and 1995, respectively, while distributions from the Plan were $24,409,319 and $21,720,596 in 1996 and 1995, respectively.

The Plan provides that all costs and expenses incurred in administering the Plan, including the fees and expenses of the Trustee, are to be paid by the Plan, unless they are paid by the employer. The Plan incurred administrative costs totaling $135,809 and $342,897 during 1996 and 1995, respectively.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS - CONTINUED

--------------------------------------------------------------------------------

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

NOTE C - FEDERAL INCOME TAXES

The Internal Revenue Service ruled on February 10, 1987 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Effective January 1, 1990, the Plan was amended to include pre-tax 401(k) and loan features. Effective September 1, 1996, the plan was amended to include the ESOP discussed in Note A. Favorable determination letters have been received by the Plan for these amendments.

NOTE D - TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with Providian, Commonwealth, and Peoples Security, all participating employers in the Plan, and Merrill Lynch are summarized as follows:


                                                           1996           1995
                                                      -------------   ------------

Providian common stock:

   Shares purchased (1)                                     304,844        372,986
   Cost of purchases                                   $ 13,588,686   $ 13,861,759
   Shares sold (1)                                          457,519        424,475
   Proceeds from sales                                 $ 21,351,171   $ 15,768,228
   Shares held at December 31                             2,234,588      2,418,874
   Balance at December 31                              $114,801,945   $ 98,569,116
   Dividends                                           $  1,816,830   $  2,219,398

Guaranteed interest contracts with Commonwealth:

   Deposits                                            $       --     $ 33,874,512
   Withdrawals                                         $ 21,578,280   $ 37,933,179
   Balance at December 31                              $ 46,556,255   $ 64,679,453
   Interest                                            $  3,455,082   $  4,675,284
Guaranteed interest contracts with Peoples Security:

   Deposits                                            $ 21,578,280           --
   Withdrawals                                         $  3,963,169           --
   Balance at December 31                              $ 18,439,566           --
   Interest                                            $    824,455           --

Registered mutual funds with Merrill Lynch:

   Cost of purchases                                   $ 38,256,553   $ 32,336,810
   Proceeds from sales                                 $ 30,695,681   $ 19,518,440
   Balance at December 31                              $ 38,591,246   $ 30,895,307
   Investment income                                   $  1,804,993   $  1,245,145

(1) These shares were traded on a national securities exchange.


NOTE E - INVESTMENTS

The current value of individual Plan investments that represent 5% or more of net assets available for benefits at December 31, 1996 and 1995 is as follows:

                                                        1996            1995
                                                   --------------   ------------
 Providian Stock                                    $114,801,945    $98,569,116

 Commonwealth guaranteed interest contract                           21,136,689

                                                               -

 Peoples Security guaranteed interest contract        18,439,566              -

 Commonwealth synthetic guaranteed interest contract  46,556,255     43,542,764

 Investments in registered mutual funds

   - Merrill Lynch Treasury Fund                      24,428,062     18,956,054




NOTE F - GUARANTEED INTEREST CONTRACTS

The Plan owns traditional and synthetic guaranteed interest contracts issued by Commonwealth and Peoples Security. The traditional contracts provide for the guarantee of principal plus an indexed rate of return on the principal amount which is adjusted quarterly based on long-term market interest rates. At December 31, 1995, the Commonwealth contract value was $21,136,689, which approximates fair value. At December 31, 1996, the Peoples Security contract value was $18,439,566, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

The synthetic interest contract owned by the Plan was issued by Commonwealth. In connection with this contract, the Plan retains ownership of assets placed in a trust while Commonwealth provides an insurance wrapper that guarantees benefit responsiveness to plan participants at contract value. The underlying assets of the contract primarily consist of U.S. Treasury Notes and mortgage-backed securities guaranteed by the U.S. government. At December 31, 1996 and 1995, the contract value was $46,556,255 and $43,542,764, respectively, which equals the fair value of the underlying assets (1996: $47,295,277 and 1995: $45,833,218)
and of the insurance wrapper (1996: $(739,022) and 1995: $(2,290,454)). The crediting interest rate is an indexed rate of return adjusted quarterly and was 6.78% and 7.35% at December 31, 1996 and 1995, respectively. The average yield on the contract was 6.69% and 7.27% during 1996 and 1995, respectively.

NOTE G - FINANCIAL INSTRUMENTS

The Plan utilizes futures contracts with off-balance-sheet market risk in its investing activities for the Providian Equity Index Fund. Futures are contracts which call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date, a specified instrument, at a specified price. Generally, futures contracts' margin requirements, equal to the change in market value, are settled daily. These instruments are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. The Plan's investment of $1,085,798 in an United States Treasury Bill has been pledged to meet the margin requirements for these open futures contracts at December 31, 1996. The Plan had committed to purchase equity indexes having contract values of $25,313,000 and $19,790,400 at December 31, 1996 and 1995, respectively. The contract amounts of these instruments reflect the extent of involvement in futures contracts. The Plan had no off-balance-sheet exposure to credit risk associated with futures contracts at December 31, 1996 and 1995.


LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1996


                                                      Description of Investment
                                                       Including Maturity Date,
 Identity of Issue, Borrower, Lessor or               Rate of Interest, Par, or                                  Current
                      Similar Party                       Maturity Value                      Cost                Value
--------------------------------------------------    ---------------------------    -------------------    -------------------

Providian Short Term Stock Fund -

 Providian common stock*                                     2,234,588 shares              $ 60,440,932          $114,801,945

Synthetic guaranteed interest contract-
 Commonwealth Life Insurance Company*

  (Contract #ADA00110SA)

   Underlying assets                                                                         46,556,255            47,295,277
   Insurance wrapper                                            6.78%                                 0              (739,022)

Guaranteed interest contract-
 Peoples Security Life Insurance Company*

  (Contract #BDA00622FR)                                        7.13%                        14,393,108            14,393,108

Guaranteed interest contract-
 Peoples Security Life Insurance Company*

  (Contract #BDA00670FR)                                        6.42%                         4,046,458              4,046,458

Registered mutual funds -

 Merrill Lynch Global Allocation Fund*                         182,301 shares                 2,540,618             2,652,475

 Merrill Lynch Corporate Bond Fund*                            239,623 shares                 2,677,061             2,712,529

 Merrill Lynch Basic Value Fund*                               140,479 shares                 3,931,420             4,354,859

 Merrill Lynch Asset Income Fund*                               71,769 shares                   729,282               755,730

 Merrill Lynch Asset Growth Fund*                               44,471 shares                   441,156               487,851

 Merrill Lynch Government Fund*                              3,199,746 shares                 3,199,746             3,199,746

 Merrill Lynch Treasury Fund*                               24,428,062 shares                24,428,062            24,428,062

 Fidelity Advisor Growth

   Opportunities Fund                                          235,791 shares                 7,071,735             8,323,416

 Delaware Group Trend Fund                                     202,056 shares                 3,071,362             3,234,911

 Templeton Foreign Fund                                        466,187 shares                 4,473,217             4,829,695
                                                                                     ===================    ===================
                                                                        Subtotal           $178,000,412          $234,777,040
                                                                                     ===================    ===================

*Indicates party-in-interest to the Plan.



LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

PROVIDIAN CORPORATION THRIFT SAVINGS PLAN

December 31, 1996

                                               Description of Investment
                                               Including Maturity Date,
 Identity of Issue, Borrower, Lessor or        Rate of Interest, Par, or
             Similar Party                          Maturity Value                   Cost              Current Value
-----------------------------------------    ------------------------------    ------------------    ------------------

Subtotal from previous page                                                         $178,000,412          $234,777,040

United States Treasury Bill                  $1,100,000 par value, 5.164%
                                               effective
                                               rate, matures 3/27/97                   1,085,798             1,087,273

Loans receivable from                        Principal balances from
  participants                                 $1,000 to $50,000, bearing

                                               interest at the prime rate
                                               plus 1%, due within 5
                                               years from date of loan

                                                                                       5,455,885             5,455,885
                                                                               ==================    ==================
                                                                                    $184,542,095          $241,320,198
                                                                               ==================    ==================




Line 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
PROVIDIAN CORPORATION THRIFT SAVINGS PLAN
Year Ended December 31, 1996

                                                                                                          CURRENT VALUE
                                                                                                           OF ASSET ON
                                                                   COST        PROCEEDS                    TRANSACTION
 IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSETS        OF PURCHASES   FROM SALES        COST         DATE         NET GAIN
 --------------------------        ---------------------       -------------- -------------   ----------- ------------   ----------

 CATEGORY (III) - A SERIES OF SECURITIES TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Providian                        304,844 shares of common stock   $13,588,686                 $13,588,686 $13,588,686         N/A

Providian                        457,519 shares of common stock                $21,351,171     13,849,565  21,351,171    $7,501,606

Commonwealth Life Insurance      Guaranteed interest contract                   21,578,280    21,578,280   21,578,280           -

Peoples Security Life Insurance  Guaranteed interest contract      21,578,280                  21,578,280  21,578,280         N/A

Peoples Security Life Insurance  Guaranteed interest contract                    3,963,169      3,963,169   3,963,169           -

Merrill Lynch                    Merrill Lynch Government Fund     10,636,247                  10,636,247  10,636,247         N/A
                                   (10,636,247 shares)

Merrill Lynch                    Merrill Lynch Government Fund                  11,411,000     11,411,000  11,411,000           -
                                   (11,411,000 shares)

Merrill Lynch                    Merrill Lynch Treasury Fund       21,763,178                  21,763,178  21,763,178         N/A
                                   (21,763,178 shares)

Merrill Lynch                    Merrill Lynch Treasury Fund                    16,451,255     16,451,255  16,451,255           -
                                   (16,451,255 shares)

 THERE WERE NO CATEGORY (I), (II), (IV) REPORTABLE TRANSACTIONS DURING 1996
